LORD ABBETT TRUST I

90 Hudson Street

Jersey City, NJ 07302

December 4, 2020

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Trust I (the “Trust”)
File Nos. 333-60304 and 811-10371

Dear Ms. Hahn:

Reference is made to Post-Effective Amendment No. 45 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on September 28, 2020 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on November 13, 2020 at approximately 11:30 a.m. with Pamela P. Chen and Linda Y. Kim of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Registration Statement. Your comments with respect to Lord Abbett Mid Cap Innovation Growth Fund (the “Fund”), and the Trust’s responses thereto, are summarized below. A Post-Effective Amendment to the Registration Statement will be filed for the Fund and will reflect changes made in response to your comments on the Fund. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – General

1.                   Please respond to all comments in a letter filed as correspondence via EDGAR.

Response: Our responses to all comments are included in this letter, which is being filed as correspondence via EDGAR.

2.                   We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

[1]	Accession No. 0000930413-20-002344.

Ms. Jaea Hahn

December 4, 2020

3.                   Please note that comments made with respect to one part of the Registration Statement also apply to other parts of the Registration Statement with similar disclosure.

Response: We acknowledge your comment and any changes made to one part of the Registration Statement in response to staff comments have been applied to all other parts of the Registration Statement as applicable with similar disclosure.

Part B – Prospectus

4.                   In “Fees and Expenses” in the Fund Summary, please confirm supplementally that the expense limitation agreement referenced in footnote 5 will remain in effect for at least one year from the effective date of the prospectus. Please also confirm supplementally whether Lord Abbett may recoup any expenses reimbursed under the expense limitation agreement.

Response: The expense limitation agreement referenced in footnote 5 will remain in effect for at least one year from the effective date of the prospectus. In addition, the expense limitation agreement does not contain recoupment provisions. Thus, Lord Abbett may not recoup any expenses reimbursed under the expense limitation agreement.

5.                   Please explain the innovation component of the fund name in the “Principal Investment Strategies” section beginning on page 4.

Response: We have added the following language at the end of the first paragraph under “Principal Investment Strategies”: “The portfolio management team seeks to invest in the stocks of companies with strong business models, management, and competitive positions that are targeting markets that appear most likely to benefit from increased innovation. The team believes these companies possess revenue and earnings growth potential that can exceed market expectations.”

6.                   With respect to the third paragraph on page 4 under “Principal Investment Strategies,” please state how the Fund defines “emerging market companies.”

Response: We respectfully acknowledge the staff’s comment; however, we believe that the sentence is intended to convey that the Fund will be invested across a broad range of securities and markets, rather than to constrain the Fund’s ability to invest in certain markets.

7.               At the bottom of page 4 under “Principal Investment Strategies,” it states: “The investment team may consider environmental, social, and governance (ESG) factors in investment decisions.” Please clarify how the Fund defines ESG factors (e.g., by referring to a third party index) and describe the Fund’s due diligence process. Please explain whether the Fund’s ESG criteria are applied to all investments or only to certain investments. Additionally, please explain whether ESG is the only factor considered or one of several factors considered. Please consider whether ESG-specific risk disclosure is appropriate for the Fund. Please also consider whether the risk disclosure related to the Fund’s use of third party providers is appropriate. Lastly, please disclose how the Fund will approach ESG proxy issues or, alternatively, why such disclosure is not required.

Response: Environmental, social, and governance (“ESG”) factors are part of the overall evaluation of investment opportunities available to the Fund. In particular, portfolio managers for the

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Ms. Jaea Hahn

December 4, 2020

Fund consider the expected return potential against ESG risk (as well as other risks) for every security. Investments with any level of ESG risk could be acquired. In response to the staff’s comments, the referenced disclosure has been revised as follows: “The investment team may consider the risks and return potential presented by environmental, social, and governance (ESG) factors in investment decisions.” With respect to the Fund’s risk disclosure, because ESG criteria are not primary considerations for the Fund, but rather some considerations among many others, as described above, the Trust believes that the creation of an ESG-specific risk factor or a risk factor relating to third-party ESG ratings/data providers would not be appropriate for the Fund.

With respect to proxy voting, the Fund votes proxies consistent with the Trust’s proxy voting policy, which delegates voting responsibility to the Fund’s investment adviser, Lord Abbett, subject to the Proxy Committee’s general oversight. Lord Abbett’s proxy voting policy includes a general summary of the guidelines Lord Abbett normally follows on voting proxy with respect to specific corporate governance issues and corporate actions. In determining how to vote positions, Lord Abbett will vote consistently with its framework on Environmental, Social and Governance Issues as detailed in the proxy guidelines. These proxy voting policies and procedures are included in Appendix B to the Fund’s Statement of Additional Information.

8.                 We note that “High Portfolio Turnover Risk” is included on page 7 under “Principal Risks.” In “Principal Investment Strategies,” please add language stating that active management and frequent trading are part of the Fund’s strategy.

Response: We refer the staff to the penultimate paragraph on page 4 under “Principal Investment Strategies,” which states: “The Fund may engage in active and frequent trading of its portfolio securities.”

9.                  Please identify supplementally the broad-based index against which the Fund intends to measure its performance.

Response: The Fund intends to measure its performance against the Russell Midcap Growth Index.

10.               The Item 9 disclosure repeats much of the Item 4 disclosure. Please revise the disclosure to eliminate unnecessary duplication. (Please refer to SEC, Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (June 2014) (No. 2014-08).)

Response: We have revised the Item 4 and Item 9 disclosure to eliminate unnecessary duplication.

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If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen
Pamela P. Chen
Associate General Counsel
Lord, Abbett & Co. LLC
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